UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia
June 18, 2009

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007
Assets		
Cash:	$ 52,141	$ 4,190,142
Investments:		
At fair value:		
Gannett Co., Inc. common stock	34,511,472	116,117,430
Other investments	965,388,635	1,332,118,610
Total investments	999,900,107	1,448,236,040
Receivables:		
Employer contributions	84,499	10,796
Employee contributions	72,956	72,473
Interest and dividends	2,233,119	1,520,862
Total receivables	2,390,574	1,604,131
Total assets	1,002,342,822	1,454,030,313
Liabilities		
Other payables	628,150	708,659
Due to broker, net	771,316	771,985
Total liabilities	1,399,466	1,480,644
Net assets available for benefits, at fair value	1,000,943,356	1,452,549,669
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,212)	(5,648,489)
Net assets available for benefits	$1,000,873,144	$1,446,901,180

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2008
Contributions:	
Employer, net	$ 38,891,725
Employee	92,949,328
Total contributions	131,841,053
Investment income (loss):	
Interest and dividends	36,148,981
Net depreciation in investments	(447,792,981)
Net investment loss	(411,644,000)
Net deductions	(279,802,947)
Benefits paid to participants	(167,939,976)
Administrative expenses	(1,736,840)
Total deductions	(169,676,816)
Net decrease prior to transfers from merged plans	(449,479,763)
Transfers from merged plans	3,451,727
Net decrease	(446,028,036)
Net assets available for benefits:	
Beginning of year	1,446,901,180
End of year	$ 1,000,873,144

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 2008, the Observer & Eccentric 401(k) Plan for Employees Represented by the Newspaper Guild of Detroit Local 22 and the Observer & Eccentric 401(k) Plan for Employees Represented by the Detroit Newspaper P&G Comm. Union, Local 13N (the "Observer & Eccentric Plans") were merged with and into the Plan.

In June 2008, the Company's Board of Directors authorized and approved an amendment to the Plan. The amendment provides that effective August 1, 2008, participants whose benefits are frozen under the Gannett Retirement Plan and, if applicable, the Gannett Supplemental Retirement Plan will receive higher employer matching contributions under The Gannett Co., Inc. 401(k) Savings Plan. The Gannett Retirement Plan and the Gannett Supplemental Retirement Plan are defined benefit plans maintained by the Company. Under the new formula, the employer matching contribution rate will increased from 50% of the first 6% of compensation that an employee elects to contribute to the plan to 100% of the first 5% of compensation. Gannett will also make additional employer contributions to the Plan on behalf of certain employees.

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of The Bank of New York Mellon Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Hewitt Financial Services is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment funds which include one privately managed fund, six registered investment company mutual funds, four "fund of funds" options, Gannett Co., Inc. common stock and target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $558,410 and $977,764 for the years ended December 31, 2008 and 2007, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2008 the employer match was funded through open market purchases. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on closing prices reported on the active market on which the individual securities are traded. Investments in mutual funds are valued based on the published net asset values as quoted through publicly available pricing sources. Managed accounts are valued based on the net asset value of the individual securities as quoted through publicly available pricing sources. Liquidity accounts are valued at cost, which approximates fair value. Participant loans are valued at their amortized cost, which approximates fair value. Collective trusts, index funds, and target maturity funds are valued at the net asset value established by the fund manager. The self-directed brokerage account is valued based on the net asset value of individual securities quoted through publicly available pricing sources.

In accordance with Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of Other investments in the Statement of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the FSP, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities (determined based on prices quoted by major exchanges) and the value of the wrapper contract (determined based on replacement cost of wrapper contract fees).

The average yield earned by the insurance contracts was 4.97% and 4.96% during the years ended December 31, 2008 and 2007, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 4.80% and 4.90% during the years ended December 31, 2008 and 2007, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2008 Fair Value	December 31, 2007 Fair Value
Gannett Co., Inc. common stock:		
Participant directed	$ *	$ 76,060,998
Company match	*	40,056,432
Total Common Stock	*	116,117,430
Brandywine Fund	78,511,683	186,124,454
Dodge & Cox Balanced Fund	65,982,268	136,452,991
Vanguard S&P 500 Fund	*	86,445,350
Dreyfus Cash Management	79,329,970	*
PIMCO Total Return Fund	84,246,388	*
American Euro pacific Growth Fund	81,020,352	198,120,834

* Investments did not exceed 5% of the Plan's net assets available for benefits

A summary of net depreciation during the year ended December 31, 2008 was:

	Year Ended December 31, 2008
Gannett Co., Inc. common stock	$ (99,021,173)
Mutual funds	(223,638,389)
Managed accounts	(2,587,069)
Self-directed brokerage accounts	(7,256,956)
Other investments	(115,251,055)
	(447,754,642)
Less: Investment fees	(38,339)
Net depreciation in investments	$ (447,792,981)

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2008 and 2007, the Plan held an investment of 4,313,934 and 2,977,370 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2008 and 2007 was $34,511,472 and $116,117,430, respectively.

The Plan's self-directed brokerage account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is also the Plan's record keeper.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2008.

On June 10, 2008, AXA Assurances I.A.R.D. Mutuelle (AXA) filed a form schedule 13G/A with the United States Securities and Exchange Commission stating that it owned, together with its affiliates, 10.1 percent of the Plan sponsor's common stock. Alliance Bernstein L.P., a subsidiary of AXA, is a registered investment advisor that serves as the investment manager for the target maturity funds that are investment options to Plan participants.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,000,873,144
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2008	70,212
Less: Amounts allocated to participant withdrawals	(1,463,743)
Net assets available for benefits per the Form 5500	$999,479,613

A reconciliation of total deductions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2008 is presented below.

Net deductions reported in the financial statements	$(279,802,947)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(5,648,489)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	70,212
Total loss reported on Form 5500	$(285,381,224)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to the Plan's Form 5500:

Benefits paid to participants per the financial statements	$167,939,976
Less: Benefits payable to participants at December 31, 2007	(1,763,169)
Add: Benefits payable to participants at December 31, 2008	1,463,743
Benefits paid to participants per Form 5500	$167,640,550

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENT

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Participant loans: Valued at amortized cost, which approximates fair value.

Mutual funds: Valued based on the published net asset values as quoted through publicly available pricing sources.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value established by the fund manager on a daily basis.

Managed accounts: Valued based on the net asset value of the individual securities as quoted through publicly available pricing sources.

Self-directed brokerage accounts: Valued based on the net asset value of individual securities quoted through publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common Stock	$34,511,472	$ -	$ -	$34,511,472
Liquidity Funds	-	24,989,332	-	24,989,332
Guaranteed Investment Contracts	-	-	252,382,830	252,382,830
Collective Trust	-	26,983,496	-	26,983,496
Participant Loans	-	-	29,819,792	29,819,792
Mutual Funds	469,560,559	-	-	469,560,559
Index Funds	-	56,579,301	-	56,579,301
Target Maturity Funds	-	63,418,594	-	63,418,594
Managed Accounts	30,579,345	-	-	30,579,345
Self-directed Brokerage Accounts	11,075,386	-	-	11,075,386
Total assets at fair value	$545,726,762	$171,970,723	$282,202,622	$999,900,107

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

In thousands of dollars

	Guaranteed Investment Contracts	Participant Loans	Total
Balance, beginning of year	$225,101	$33,350	$258,451
Total gains or losses (realized or unrealized) included in changes in net assets	(5,578)	-	(5,578)
Purchases, issuances, and settlements, net	32,860	(3,530)	29,330
Balance, end of year	$252,383	$29,820	$282,203
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(5,578)	$ -	$(5,578)

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Description	Cost**	Fair Value
Common Stock		
Gannett Co., Inc. Common Stock *	$99,894,781	$34,511,472
Total Gannett Common Stock	$99,894,781	$34,511,472
Liquidity Fund		
The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*		$24,989,332
Total Liquidity Fund		$24,989,332
Collective Trust		
SEI Stable Asset Fund (Collective Trust)		$26,983,496
Total Collective Trust		$26,983,496
Guaranteed Investment Contracts		
AEGON (Monumental Life) 4.61%, due 3/31/09		$11,093,749
AEGON (Monumental Life) 5.90%, due 9/30/13		5,381,158
Genworth (GE Life & Annuity) 4.51%, due 9/30/10		5,078,099
Genworth (GE Life & Annuity) 4.52%, due 3/31/11		2,758,271
Hartford Life 4.59%, due 6/30/10		2,431,525
Jackson National 4.70%, due 6/30/10		12,220,068
Jackson National 4.98%, due 6/30/11		11,250,036
Metropolitan Life 5.94%, due 9/30/13		4,045,877
Metropolitan Life 5.21%, due 3/31/13		2,849,876
Mutual of America 5.13%, due 6/30/13		6,198,468
New York Life 5.77%, due 9/30/13		6,672,480
Ohio National Life 4.00%, due 12/31/09		3,613,460

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Description	Cost**	Fair Value
Ohio National Life 5.37%, due 3/31/13		4,913,996
Pacific Life 4.30%, due 9/30/10		7,220,279
Pacific Life 4.48%, due 12/31/10		5,114,576
Principal Life Insurance 5.90%, due 12/31/14		11,227,509
Prudential Insurance Company 3.77%, due 6/30/09		2,832,729
Prudential Insurance Company 5.10%, due 3/30/12		10,054,542
Monumental 5.21%		45,862,263
JP Morgan Chase 5.05%		45,810,914
State Street Bank 5.00%		45,752,955
Total Guaranteed Investment Contracts		$252,382,830
Participant Loans		
Participant Loans * Interest rates ranging from 5.00% to 11.00% with maturities ranging from 12 months to 5 years.		$29,819,792
Total Participant Loans		$29,819,792
Target Maturity Funds		
AllianceBernstein 2005 *		$1,282,654
AllianceBernstein 2010 *		5,479,889
AllianceBernstein 2015 *		9,696,596
AllianceBernstein 2020 *		11,284,302
AllianceBernstein 2025 *		11,542,135
AllianceBernstein 2030 *		8,189,787
AllianceBernstein 2035 *		5,665,226
AllianceBernstein 2040 *		4,882,076
AllianceBernstein 2045 *		4,088,081
AllianceBernstein 2050 *		1,307,847
Total Target Maturity Funds		$63,418,594

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Description	Cost**	Fair Value
Mutual Funds		
American Europacific Growth Fund		$81,020,352
Brandywine Fund		78,511,683
Dodge & Cox Balanced Fund		65,982,268
Dreyfus Cash Management Fund *		79,329,970
Pimco Total Return Fund		84,246,388
Vanguard S&P 500 Fund		49,221,016
NFJ Div Value		15,164,095
Columbia Marsico Focused Equities Fund		16,084,787
Total Mutual Funds		$469,560,559
Index Funds		
BGI Russell Growth Index		$28,124,983
BGI Russell Value Index		28,454,318
Total Index Funds		$56,579,301
Managed Accounts		
Winslow Large Cap Growth		$15,571,003
Pzena Value Service		15,008,342
Total Managed Accounts		$30,579,345
Self-Directed Brokerage Account		
Self-Directed Brokerage Account		$11,075,386
Total Self-Directed Brokerage Account		$11,075,386
Total Investments		$999,900,107

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 18, 2009

By: /s/ Roxanne V. Horning
Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-154846 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 18, 2009, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

McLean, Virginia
June 18, 2009